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                              April 7, 2022

       Scott Cox
       Chief Executive Officer
       VERDE BIO HOLDINGS, INC.
       5750 Genesis Court, Suite 220B
       Frisco, TX 75034

                                                        Re: VERDE BIO HOLDINGS,
INC.
                                                            Amendment No. 2 to
Registration Statement on Form S-1
                                                            Filed March 23,
2022
                                                            File No. 333-262273

       Dear Mr. Cox:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 2 to Registration Statement on Form S-1

       Market for Common Equity and Related Stockholder Matters, page 28

   1. We note your response to prior comment 3 and reissue it. Revise to state the range of high and low bid information
for any subsequent interim period for which financial statements are included. See Item
201 of Regulation S-K.
       Description of Business
       Oil and Natural Gas Data
       Reserves Presentation, page 39

   2.                                                   Your response to
comment 5 indicates that a copy of the third party engineer   s review
                                                        report was filed as
part of Exhibit 10.2; however, the exhibit does not appear to include the report. We reissue
our prior comment.
 Scott Cox
FirstName   LastNameScott
VERDE BIO      HOLDINGS,Cox
                          INC.
Comapany
April       NameVERDE BIO HOLDINGS, INC.
       7, 2022
April 27, 2022 Page 2
Page
FirstName LastName
Proved Reserves, page 39

3. We have read your response to comment 7; however, we continue to note various inconsistencies in the disclosure of the net quantities of your proved reserves. For example the tabular summary presented on page 40 indicates you have 29.6 MBbl or 29,600 barrels of oil and 123.6 MMcf or 123,600 Mcf of natural gas; however, the figures disclosed in the discussion on page 40 are shown as 29,590 MBbls or 29,590,000 barrels of oil and
         123,770 MMcf or 123,770,000 Mcf of gas. We believe the figures in your discussion on page 40 should be revised to be consistent with the figures in the tabular presentation.

         We also note the figures for the net proved reserves as of April 30, 2021 disclosed on page
         40 are inconsistent with the comparable figures disclosed on page F-28. For example on page F-28, the net quantities of proved developed producing and proved developed non-
         producing oil reserves are disclosed as 27,606 and 1,000 barrels, respectively, with total proved developed oil reserves of 28,606 barrels. By comparison, the tabular disclosure on page 40 indicates your proved developed producing and proved developed non-producing oil reserves are 29,600 and 0 barrels, respectively, while the discussion on the same page indicates your total proved developed oil reserves are 29,590 barrels of which 96% are producing and 4% are non-producing.

         We note similar inconsistencies in the disclosure of your net proved natural gas reserves as of April 30, 2021. For example on page F-28, the net quantities of proved developed producing and proved developed non-producing gas reserves are disclosed as 405,146
         Mcf and 17,000 Mcf, respectively, with total proved developed gas reserves of 422,146
         Mcf and 0 proved undeveloped gas reserves. By comparison, the tabular disclosure on page 40 indicates your proved developed producing and proved developed non-producing gas reserves are 123,600 and 0 Mcf with total proved developed reserves of 123,600 Mcf.
         On page F-28, the net quantities of proved undeveloped gas reserves are disclosed as 0
         Mcf; however, the tabular disclosure on page 40 and the discussion on page 41 both indicate your proved undeveloped gas reserves are 1,000 Mcf.

         Please revise your disclosure as necessary to resolve the inconsistencies in the disclosure of your proved reserves as of April 30, 2021 or tell us why revisions are not required.
4. We note you disclose the net reserves and a reconciliation of the changes that occurred for the years ended January 31, 2022 and 2020 on page F-29. Please note that Instruction 1 to
         Item 302(b) of Regulation S-K requires FASB ASC Subtopic 932-235 disclosure that relate to annual (fiscal) periods. Your disclosure appears to correlate to interim periods outside the fiscal year end and are not required. Therefore, please revise your disclosure to remove this information.
Notes to the Consolidated Financial Statements
14. Reserve and Related Financial Data-Unaudited
Oil and Gas Reserves, page F-28
 Scott Cox
VERDE BIO HOLDINGS, INC.
April 7, 2022
Page 3
5. The reconciliation of the changes that occurred during the year ended April 30, 2021 indicates the net quantities of reserves acquired during the year remained unchanged at the end of the year. This appears to be inconsistent with your disclosure on page 31 of revenues earned from royalties on oil and gas interests acquired during fiscal 2021. These revenues represent amounts of oil and gas sold as production since your acquisition. Please revise your reconciliation to account for production and any other
      changes, including offsetting changes, due to revisions of the previous estimates or extensions and discoveries that may have occurred since your acquisition. Refer to the individual change categories used in the reserves reconciliation under FASB ASC 932-
      235-50-5(a) through 50-5(f) as illustrated in Example 1 of FASB ASC 932-235-55-2.
Exhibits

6. We note your legality opinion has been revised in response to prior comment 11 to opine as to the laws of the state of Nevada. However, the revised legality opinion now also states, "we are of the opinion that the 240,032,513 of the Resell Shares offered by the selling shareholders are validly issued, fully paid and non-assessable." However, the number of shares in the legality opinion appears inconsistent with the number of shares you are registering for resale (246,282,513 shares). Please revise or advise.
7. We note your response to prior comment 12 and reissue it in part. We note that the exhibit index in your January 24, 2022 Amendment No. 1 indicates that your Amended and
      Restated Articles of Incorporation were previously filed; however, they do not appear to have been filed with your January 21, 2022 Form S-1. Please file a copy of your Amended and Restated Articles of Incorporation. Refer to Item 601(b)(3)(i). Also, please file a complete copy of the Securities Purchase Agreement at Exhibit 10.1. In that regard, we note that certain attachments in the agreement still appear omitted.
       For questions regarding comments on engineering matters, you may contact John
Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Wei Lu, Staff Accountant, at
(202) 551-3725 or Jennifer O'Brien, Staff Accountant, at (202) 551-3721 if you have questions regarding comments on the financial statements and related matters. Please contact Liz
Packebusch, Staff Attorney, at (202) 551-8749 or Loan Lauren Nguyen, Legal Branch Chief, at
(202) 551-3642 with any other questions.



                                                           Sincerely,
FirstName LastNameScott Cox
                                                           Division of
Corporation Finance
Comapany NameVERDE BIO HOLDINGS, INC.
                                                           Office of Energy &
Transportation
April 7, 2022 Page 3
cc:       J. Martin Tate, Esq.
FirstName LastName